UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 19, 2007

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

RELEVANT EVENT

BBVA and “Grupo Gmp” (GMP) have reached an agreement through which BBVA will acquire, by means of a group entity, the real estate “Parque Empresarial
Foresta” located in the northern development area of Madrid, where it will new corporate headquarters.
This project will involve an investment for the BBVA Group greater than 700 million euros, which includes the purchase of the plots, the construction and the equipment of the buildings of the corporate headquarters.

Both groups have executed various sale and purchase agreements by virtue of which GMP acquires four buildings from BBVA, specifically those located in
Castellana, 81; Goya, 14; Hortaleza-Vía de los Poblados and  Alcalá, 16,
although the sale of this last building is subject to certain administrative clearances. In any case, BBVA will keep for the next twenty years the banking agencies located in such buildings, as well as the corporate logos visible on top of the building in Castellana 81.

Once the above mentioned sale and purchase transactions are completed, the bank will obtain gross capital gains of approximately 300 million euros.

A press release related to the agreements reached, which will be disclosed to the media, is attached.

Madrid, June 19, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 06/19/2007	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA